SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 44)*

Icahn Enterprises L.P.
(Name of Issuer)

Depositary Units Representing Limited Partner Interests
(Title of Class of Securities)

451100 10 1
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Associates LLC
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 1, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 451100 10 1

1. NAME OF REPORTING PERSON
CCI Onshore LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
31,704,855

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
31,704,855

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,704,855

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.34%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Gascon Partners

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)  / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
19,264,759

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
19,264,759

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,264,759

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.36%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
High Coast Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)  / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
68,599,657

8 SHARED VOTING POWER
31,704,855

9 SOLE DISPOSITIVE POWER
68,599,657

10 SHARED DISPOSITIVE POWER
31,704,855

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,304,512

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.33%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Highcrest Investors LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b)  / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)  / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
15,723,298

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
15,723,298

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,723,298

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.08%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Thornwood Associates Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
5,231,586

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
5,231,586

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,231,586

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.36%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)  / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
5,231,586

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
5,231,586

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,231,586

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.36%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Starfire Holding Corporation

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)  / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
15,723,298

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
15,723,298

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,723,298

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.08%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Little Meadow Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
119,569,271

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
119,569,271

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,569,271

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.69%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
140,524,155

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
140,524,155

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
140,524,155

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90.13%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the "Initial 13D"), is hereby further amended to furnish the additional information set forth in this Amendment No. 44 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended by the addition of the following:

On March 1, 2017, the Reporting Persons acquired an aggregate of 10,525,105 Depositary Units, at a price per Depositary Unit of $53.71, upon exercise of basic subscription rights and over-subscription rights allocated to the Reporting Persons in the Rights Offering.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Initial 13D are hereby amended and restated as follows:

(a) After taking the transactions described in Item 4 into account, the Reporting Persons may be deemed to beneficially own, in the aggregate, 140,524,155 Depositary Units, representing approximately 90.13% of the Issuer's outstanding Depositary Units (based upon the 155,912,253 Depositary Units stated to be outstanding as of March 1, 2017 by the Issuer in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2017).

(b) CCI Onshore has sole voting power and sole dispositive power with respect to 31,704,855 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of High Coast, Little Meadow and Mr. Icahn (by virtue of their relationships to CCI Onshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Onshore owns. Each of High Coast, Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Gascon has sole voting power and sole dispositive power with respect to 19,264,759 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to Gascon) may be deemed to indirectly beneficially own the Depositary Units which Gascon owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

High Coast has sole voting power and sole dispositive power with respect to 68,599,657 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Highcrest has sole voting power and sole dispositive power with respect to 15,723,298 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Starfire and Mr. Icahn (by virtue of their relationships to Highcrest) may be deemed to indirectly beneficially own the Depositary Units which Highcrest owns. Each of Starfire and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Thornwood has sole voting power and sole dispositive power with respect to 5,231,586 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Barberry and Mr. Icahn (by virtue of their relationships to Thornwood) may be deemed to indirectly beneficially own the Depositary Units which Thornwood owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

(c) The information set forth in Item 4 above is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in Icahn Enterprises L.P., a Delaware limited partnership, is true, complete and correct.

Dated: March 1, 2017

CCI ONSHORE LLC

By: /s/ Keith Cozza
Name: Keith Cozza
Title: Secretary; Treasurer

GASCON PARTNERS

By: Little Meadow Corp., its managing general partner

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: President; Authorized Signatory

HIGH COAST LIMITED PARTNERSHIP

By: Little Meadow Corp., its general partner

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: President; Authorized Signatory

HIGHCREST INVESTORS LLC

By: /s/ Keith Cozza
Name: Keith Cozza
Title: Vice President

[Signature Page for Amendment No. 44 to Schedule 13D – Icahn Enterprises L.P.]

BARBERRY CORP.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

LITTLE MEADOW CORP.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: President; Authorized Signatory

STARFIRE HOLDING CORPORATION

By: /s/ Keith Cozza
Name: Keith Cozza
Title: Authorized Signatory

THORNWOOD ASSOCIATES LIMITED PARTNERSHIP

By: Barberry Corp., its general partner

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page for Amendment No. 44 to Schedule 13D – Icahn Enterprises L.P.]